July 13, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Attention:	Michael McTiernan, Esq.
Elaine Wolff, Esq.
Kevin Woody

Re:	LiveWorld, Inc.
Form 10-SB/A
File No. 0-26657
Filed June 27, 2007
Ladies and Gentlemen:
     On behalf of LiveWorld, Inc. (“LiveWorld” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 5, 2007 relating to the Registration Statement on Form 10-SB (File No. 0-26657) originally filed with the Commission on May 15, 2007, as amended on June 27, 2007 (“Prior Registration Statement Amendment No. 1”).
     For the convenience of the Staff, we are providing by overnight delivery copies of this letter and marked copies of the Registration Statement, reflecting changes from the Prior Registration Statement Amendment No. 1.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with LiveWorld’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement.
Reconciliation of EBITDA to Net Loss, page 27
1.	We have reviewed your response to comment number 2 and your revised disclosures within your most recent amendment. It does not appear that you have sufficiently

Securities and Exchange Commission
July 13, 2007

justified the use of Adjusted EBITDA as neither a non-GAAP performance measure nor a non-GAAP liquidity measure. As such, please revise your filing to remove the non-GAAP measure Adjusted EBITDA or provide to us a more robust discussion of the benefits this measure provides investors over and above what can be gleaned from net income as defined by GAAP.

In response to Staff comments, the Company has removed references to Adjusted EBITDA from the Registration Statement.
Note 9. Stockholder’ Equity, page F-16
2.	We have reviewed your response to comment number 6 and the additional disclosures included within your most recent amendment. Please revise your disclosures to specifically state that the two warrants issued to WPP was an inducement to WPP for entering into only the sales representative agreement and not the joint venture agreement as represented to us in earlier phone conversations by management personnel.

In response to prior comments from the Staff and our telephone call with the SEC on Friday, July 6, 2007, the Company cannot state that the warrants were issued as an inducement to only enter in the sales representative agreement. Accordingly, the Company has revised its accounting treatment and are no longer expensing the warrants. The Company has amended and restated its financial statements to capitalize the value of the warrants as part of the investment in the LLC, as the agreement states they were issued as an inducement to enter in the joint venture agreement. In addition, the Company has deemed that no part of the total investment is impaired as of March 31, 2007.
Conclusion
LiveWorld hereby acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Securities and Exchange Commission
July 13, 2007

     Please direct your questions or comments to Michael Post of this office (650-849-3124) or me (650-565-3599). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Post and me at 650-493-6811. Thank you for your assistance.

Sincerely,
/s/ John B. Turner

John B. Turner
cc:	Peter Friedman
David Houston